FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)
[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

or

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________

Commission file number 001-13958

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Hartford Investment And Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The Hartford Insurance Group, Inc.
One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan
December 31, 2024 and 2023

Description	Page(s)
Report of Independent Registered Public Accounting Firm	F-3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	F-4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2024	F-5
Notes to Financial Statements as of December 31, 2024 and 2023 and for the year ended December 31, 2024	F-6 - F-13
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024	F-14 - F-50
Signature	F-51

Exhibit Index
Exhibit No. Description
23.1 Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of
The Hartford Investment and Savings Plan
Hartford, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Hartford, Connecticut
June 23, 2025

We have served as the auditor of the Plan since 2001.

EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2024 and 2023

(in thousands)	For the years ended December 31,
	2024	2023
Assets
Investments:
Investments, at fair value (Note 4)	$6,530,259	$5,766,204
Investments, at contract value (Note 3)	615,905	678,636
Total investments	7,146,164	6,444,840
Receivables:
Notes receivable from Members	78,776	72,840
Employer contribution receivable	7,397	7,506
Dividends, interest and other receivable	3,738	3,752
Total receivables	89,911	84,098
Total assets	7,236,075	6,528,938
Liabilities
Investment management expenses payable	1,246	1,164
Total liabilities	1,246	1,164
Net assets available for benefits	$7,234,829	$6,527,774
See Notes to Financial Statements.

EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan
Statement of Changes in Net Assets Available for Benefits
For The Year Ended December 31, 2024

(in thousands)	2024
Changes in net assets attributed to:
Contributions:
Member contributions	$208,920
Employer contributions	164,298
Rollover contributions	33,713
Total contributions	406,931

Investment income:
Net appreciation in fair value of investments	893,112
Dividends and interest income	39,639
Total investment income	932,751

Interest income on notes receivable from Members	5,555

Total contributions, investment income and interest income on notes receivable from Members	1,345,237

Deductions from net assets attributed to:
Benefits paid to Members	630,735
Investment management fees	7,159
Administrative expenses	288
Total deductions	638,182

Net increase in net assets	707,055

Net Assets Available for Benefits:
Beginning of year	6,527,774
End of year	$7,234,829
See Notes to Financial Statements.

Table of Contents	Note 1 - Description of the Plan
The Hartford Investment and Savings Plan
Notes to Financial Statements
As of December 31, 2024 and 2023
And for The Year Ended December 31, 2024
(Dollar amounts in thousands, unless otherwise stated)

Note 1. Description of the Plan
The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) is provided for general information purposes only. "Members," eligible participants of the Plan, should refer to the Plan document for more complete information.
The Hartford Insurance Group, Inc. (“HIG”), together with its subsidiaries, (“The Hartford”, or the “Company”) (formerly The Hartford Financial Services Group, Inc.) is an insurance and financial services company. The Hartford, headquartered in Connecticut, is among the largest providers of property and casualty insurance, employee group benefits and insurance services, and mutual funds and exchange-traded funds to individual and business customers in the United States as well as in the United Kingdom and other international locations. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.
Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and certain definitions are contained in the Plan document. A Summary Plan Description (“SPD”) setting forth the highlights of the Plan is available to Members on the Fidelity Net Benefits website. Fidelity Workplace Services LLC serves as the record keeper of the Plan.
Plan Changes
See Note 9 for a general description of amendments made to the Plan document during 2024 and 2023.
General
The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The trust, as defined in the Plan document, is comprised of the aggregate funds held by the trustee, State Street Bank and Trust Company (the “Trustee”), under the trust agreement established for the purposes of the Plan. The Investment and Savings Plan Investment Committee (“ISPIC”) is responsible for the management of Plan assets except with respect to matters that are the responsibility of Newport Trust Company as fiduciary with respect to the common stock of HIG (“Hartford Stock”) held in The Hartford Stock Fund. The ISPIC may from time to time add investment funds to or eliminate investment funds from the group of investment funds available under the Plan, provided, however, that the ISPIC has no authority with respect to the Hartford Stock in The Hartford Stock Fund.
Contributions
Members may elect to contribute a percentage of their eligible compensation (including overtime and certain annual bonuses and sales incentives) and may designate their contributions as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, Members may contribute 1% to 50% of eligible compensation, except that Members who are highly compensated employees may have contribution limits of less than 50% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “IRC”). If Members do not elect otherwise, they are automatically enrolled to make before-tax contributions equal to 6% of eligible compensation.
The Company's contributions include a non-elective contribution of 2% of eligible compensation (“Non-elective Company contributions”) and a dollar-for-dollar matching contribution of up to 6% of eligible compensation contributed by the Member each pay period (“Matching Company contributions”). Prior to January 1, 2013, in addition to matching company contributions, the Company made floor company contributions equal to 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary.
Member contributions in excess of 6% of the eligible compensation are supplemental savings that are not matched by the Company.
Effective January 1, 2023, the Plan was amended to change the maximum contribution for participants age 50 or older from 75% to 50% of salary and to add a year-end Matching Company contribution. See Note 9 for a general description of the amendment.
Administrative Costs
The trust pays certain administrative expenses of the Plan out of the assets of the trust. Expenses not paid by the trust are borne by the Company.
Member Accounts
Individual accounts are maintained for each Member of the Plan. Each Member’s account is credited with that Member’s contributions and allocations of the associated Matching Company contributions, Non-Elective Company contributions and any investment earnings for the Member’s account, and is charged with withdrawals and an allocation of administrative expenses

Table of Contents	Note 1 - Description of the Plan
and investment losses for the Member’s account. Allocations are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.
Vesting
Members are 100% vested at all times with respect to Member contributions and earnings thereon. Members are 100% vested in Matching Company contributions and Non-Elective Company contributions after two years of service.
Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching and Non-Elective Company contribution account upon retirement (for retirement eligible Members), disability, death, reaching age 65, or upon the complete discontinuance of all Company contributions or termination of the Plan.
Investment Options
Members may direct the investment of their future contributions and/or existing account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. Member contributions, Matching Company contributions and Non-Elective Company contributions may be invested in any of the various investment options of the Plan in multiples of 1%, as elected or deemed elected by the Member (“Member directed investments”).
Certain investment options are parties-in-interest with The Hartford. See Note 8 for further discussion.
Notes Receivable from Members
Members may borrow from their accounts to a maximum equal to the lesser of $50 or 50% of their vested account balance, reduced by any pre-existing outstanding loan amounts during the last 12 months. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Thomson Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
On termination of service due to retirement, death, disability, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of their vested account balance, or, in the case of
Members meeting certain requirements, periodic payments of a fixed amount, a fixed percent, or a fixed timeframe, or over their life expectancy. If a Member was receiving periodic payments, upon the Member's death, the designated beneficiary has the option of receiving the remaining value either in a lump sum or over a period not to exceed ten years for a non-spouse beneficiary (or over the spouse's lifetime).
Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.
Forfeitures
When a Member terminates employment before he or she has vested in his or her Matching Company and Non-Elective Company contributions, the non-vested portion of the Member’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future Company contributions or pay Plan administrative expenses for the Plan year. However, if a participant is re-employed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2024 and 2023, forfeited non-vested account balances totaled $4,753 and $43, respectively, that had not been applied yet to future contributions or expenses.
These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2024, Matching Company contributions were reduced by $683 from forfeitures.

Table of Contents	Note 2 - Accounting Policies

Note 2. Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides various investment options to its Members. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Market risks include global events which could impact the value of investments, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, it is possible that changes in the values of investments, which are reflected in the Statement of Changes in Net Assets Available for Benefits, may occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for fully benefit-responsive guaranteed investment contracts (“GICs”), which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Members would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 3). See Note 4 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Investment expenses charged to the Plan for investments in mutual funds and collective investment trusts are charged directly against the assets of the fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment gain (loss) for such investments. For investments other than mutual funds and collective investment trusts, investment expenses are recognized as expenses of the Plan as incurred.
Payment of Benefits
Benefits paid to Members are recorded when distributed.
Contributions
Member, Matching and Non-Elective Company contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.
Excess Contribution Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no such excess contributions in 2024 or 2023.
Notes Receivable from Members
Notes receivable from Members are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from Member loans are recorded as deemed distributions based on the terms of the Plan document.
Administrative Expenses
Generally, recordkeeping and trustee/custodian fees of the Plan are paid by the Plan Sponsor. Certain administrative expenses of the Plan are paid by the Plan. Certain transaction fees may be assessed against a Member's account if the Member elects to engage in specific types of transactions with respect to their account.
Investment Management Fees
Investment management fees and trading fees directly related to the Plan investments are paid by the Plan. These expenses are netted against the Plan's investments net asset value for investments in mutual funds and collective investment trusts.

Table of Contents	Note 3 - Fully Benefit-Responsive Investment Contracts with Financial Institutions
Note 3. Fully Benefit-Responsive Investment Contracts with Financial Institutions
The Plan’s stable value fund ("the Fund") available to Members as an investment option is a separately managed account, managed solely for the Plan, with a stable value fund investment strategy. Members who transfer money out of the Fund on or after January 1, 2021 cannot move that money into the Vanguard Federal Money Market Fund for 90 days. The investment contracts within the stable value fund meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Members if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings based on crediting rates, less Member withdrawals and less administrative expenses. The following represents the disaggregation of contract value between types of investment contracts held by the Plan:

Contract Issuer	Contract Number	Major Credit Ratings	As of 12/31/2024 Investments at Contract Value	As of 12/31/2023 Investments at Contract Value

Synthetic GIC Contracts:
Transamerica Premier Life	MDA01097TR	AA- / Aa2	$172,315	$189,311
American General Life	1646368	AA / Aa2	83,298	91,641
American General Life	1635582	AA+ / Aa2	65,278	71,677
RGA	RGA00058	AA / Aa2	73,358	81,193
Prudential	GA62433	AA / Aal	142,311	157,488
Traditional GIC Contract:
New York Life	GA29021	AA+ / Aaa	79,345	87,326
Total			$615,905	$678,636
The key difference between a synthetic guaranteed investment contract ("GIC") and a traditional GIC is that the Plan owns the underlying assets of the synthetic GIC. A synthetic GIC includes a wrapper contract, which is an agreement with the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. Synthetic and traditional GICs are designed to accrue interest based on crediting rates established by the contract issuers.
The synthetic GICs held by the Plan include wrapper contracts that provide a guarantee that the crediting rate with respect to the applicable underlying assets will not fall below 0%. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.
The Plan also holds a traditional GIC. The contract issuer is contractually obligated to repay the principal and interest at a specific interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0%. The crediting rate is reviewed on a quarterly basis for resetting. The contract can be terminated at any time at market value.
The Plan’s ability to receive amounts due in accordance with the traditional and the synthetic GIC is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Examples of such events include the following:
1.The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to     be tax-exempt under Section 501(a) of the Internal Revenue Code
2.Premature termination of the traditional GIC contract or the synthetic GIC contracts
3.Plan termination or merger
4.Changes to the Plan’s prohibition on competing investment options
5.Bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

Table of Contents	Note 3 - Fully Benefit-Responsive Investment Contracts with Financial Institutions
The Plan Sponsor does not believe that any such events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuer or that would limit the ability of the Plan to transact at contract value with the Members.
In addition, certain events allow the issuer to terminate the GIC contracts with the Plan and settle at an amount different from contract value. Examples of such events include the following:
1.An uncured violation of the Plan’s investment guidelines
2.A breach of a material obligation under the contract by the Plan Sponsor
3.A material misrepresentation by the Plan Sponsor
4.A material amendment to the agreements without the consent of the issuer.
Note 4. Fair Value Measurements
The Plan estimates of fair value are based on ASC 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and requires that observable inputs be used in valuations when available.
The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions. The level in the fair value hierarchy within which the fair value measurement is reported is based on the level of the input that is least observable to the measurement in its entirety. The three levels of the hierarchy are as follows:
•Level 1 - Fair values based on unadjusted quoted prices for identical assets, or liabilities, in active markets that the Plan has the ability to access at the measurement date.
•Level 2 - Fair values primarily based on observable inputs, other than quoted prices included in Level 1, or based on prices for similar assets and liabilities.
•Level 3 - Fair values derived when one or more of the significant inputs are unobservable (including assumptions about risk). With little or no observable market, the determination of fair values uses considerable judgment and represents the Plan’s best estimate of an amount that could be realized in a market exchange for the asset or liability. Also included are securities that are traded within illiquid markets and/or priced by independent brokers.
Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used during 2024 or 2023.
Short-term Investments - Valued at quoted prices.
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Equity Securities - Valued at the closing price reported on the active market on which the individual securities are traded.
Collective Investment Trusts - Valued at the NAV of units of a collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Member transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2024 and 2023 there were no unfunded commitments or redemption restrictions on collective investment trusts.
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2024 and 2023.

Table of Contents	Note 4 - Fair Value Measurements

	Investment Assets at Fair Value December 31, 2024
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Invested Assets
Short Term Investments	$6,607	$—	$—	$6,607
Mutual Funds	961,794	—	—	961,794
Equity Securities	712,470	—	—	712,470

Total Investments at fair value	$1,680,871	$—	$—	$1,680,871
Investments at net asset value:
Collective investment trusts				4,849,388

Total investments				$6,530,259

	Investment Assets at Fair Value December 31, 2023
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Invested Assets
Short Term Investments	$5,861	$—	$—	$5,861
Mutual Funds	857,500	—	—	857,500
Equity Securities	643,151	—	—	643,151

Total Investments at fair value	$1,506,512	$—	$—	$1,506,512
Investments at net asset value:
Collective investment trusts				4,259,692

Total investments				$5,766,204
The Plan Sponsor's Investment and Savings Plan Investment Committee, which oversees the Plan’s menu of investments, works with an unaffiliated investment consultant to monitor the performance of Plan investments, periodically reviews the Plan’s menu of investments and, when appropriate, makes changes.
The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Note 5. Federal Income Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated June 13, 2017 that the Plan and related Trust are designed in accordance with the applicable regulations of the IRC. While the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. No provision for income taxes has been included in the Plan’s financial statements.
Note 6. Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, affected Members automatically become fully vested in their accounts.

Table of Contents	Note 7 - Reconciliation of Financial Statements to Form 5500
Note 7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2024 and 2023:

	2024	2023
Net assets available for benefits per accompanying financial statements	$7,234,829	$6,527,774
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(52,832)	(50,426)
Net assets per Form 5500	$7,181,997	$6,477,348
The following is a reconciliation of total investment income, contributions and interest income on notes receivable on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2024:

Total contributions, investment income and interest income on notes receivable from Members per accompanying financial statements	$1,345,237
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	50,426
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at end of the year	(52,832)
Total income per Form 5500	$1,342,831
The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2024:

Benefits paid to Members per accompanying financial statements	$630,735
Deduct amounts allocated to deemed loan distributions	(120)
Benefits paid to Members per Form 5500	$630,615
Note 8. Exempt Party-in-Interest Transactions
Certain Plan investments include shares of mutual funds that are advised and distributed by a subsidiary and shares of Hartford Stock. At December 31, 2024 and 2023, the fair value of affiliated mutual funds held by the Plan was $800,539 and $717,063, respectively. At December 31, 2024 and 2023, the Plan held 2,666,134 shares and 2,928,005 shares of Hartford Stock with a cost basis of $94,356 and $102,343, respectively. The shares of Hartford Stock had a fair value of $291,675 and $235,353 at December 31, 2024 and 2023, respectively. During the years ended December 31, 2024 and 2023, purchases of shares by the Plan totaled $1,961 and $3,680, respectively, and sales of shares by the Plan totaled $29,797 and $15,576, respectively. During the year ended December 31, 2024, the Plan recorded dividend income from Hartford Stock and The Hartford’s mutual funds of $5,381.
The Plan also issues loans to Members, which are secured by the vested balances in the Members' accounts.
Note 9. Plan Amendments and Other Changes
Effective January 1, 2023, the Plan was amended to:
•Change the maximum contribution for participants age 50 or older from 75% to 50% of salary; and
•Add a year-end Matching Company contribution equal to the difference between the Matching Company contributions actually received by the participant for the Plan Year and the maximum Matching Company contribution that could have been received by the participant for the Plan Year if the Matching Company contribution was made at the end of the Plan Year instead of at the end of each payroll period. As a result of this amendment, the Company contributed $7.5 million to the Plan in March 2024. Such was recorded as an employer contribution receivable in the financial statements as of December 31, 2023.
Effective January 1, 2024, the Plan was amended to:
•No longer require 90 days of service before participants are eligible to receive Matching Company contributions and Non-Elective Company contributions; and
•Change the vesting schedule so that a participant who has service with the Company on or after January 1, 2024, will be 100% vested in all company contributions after two years of service. Prior to the amendment, certain participants did not become 100% vested in company contributions until after three years of service.

Table of Contents	Note 10 - Subsequent Events
Note 10. Subsequent Events
Management has evaluated events subsequent to December 31, 2024, through the date the financial statements were issued, noting there are no subsequent events requiring adjustment or disclosure in the financial statements.

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Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Chartwell Equity Securities
	AAR CORP		**	$828
	AIR LEASE CORP		**	897
	ASHLAND INC		**	653
	AVIENT CORP		**	763
	BLACK HILLS CORP		**	975
	BLACKBAUD INC		**	728
	CACTUS INC A		**	1,227
	CHAMPIONX CORP		**	1,267
	CNX RESOURCES CORP		**	1,091
	COLUMBIA BANKING SYSTEM INC		**	1,337
	COLUMBUS MCKINNON CORP/NY		**	1,776
	CTS CORP		**	832
	CUSHMAN + WAKEFIELD PLC		**	1,743
	CVB FINANCIAL CORP		**	1,317
	DIODES INC		**	1,021
	EDGEWELL PERSONAL CARE CO		**	1,088
	ELEMENT SOLUTIONS INC		**	1,181
	ENOVIS CORP		**	1,223
	ENPRO INC		**	1,547
	ENVISTA HOLDINGS CORP		**	687
	FIRST FINANCIAL BANCORP		**	1,100
	FIRST INDUSTRIAL REALTY TR		**	657
	FNB CORP		**	1,491
	FOUR CORNERS PROPERTY TRUST		**	879
	GATES INDUSTRIAL CORP PLC		**	1,492
	GOVERNMENT STIF 12		**	1,680
	HELEN OF TROY LTD		**	516
	HELIOS TECHNOLOGIES INC		**	599
	HIGHWOODS PROPERTIES INC		**	770
	HUB GROUP INC CL A		**	1,196
	ICHOR HOLDINGS LTD		**	1,290
	INDEPENDENCE REALTY TRUST IN		**	862
	INDEPENDENT BANK GROUP INC		**	921
	INTEGER HOLDINGS CORP		**	956
	IPG PHOTONICS CORP		**	886
	JACK IN THE BOX INC		**	1,067
	JBT MAREL CORP		**	1,633
	KEMPER CORP		**	1,897
	KITE REALTY GROUP TRUST		**	1,375
	KORN FERRY		**	1,208

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Chartwell Equity Securities
	MALIBU BOATS INC A		**	1,151
	MATADOR RESOURCES CO		**	1,006
	METHANEX CORP		**	2,048
	MINERALS TECHNOLOGIES INC		**	1,587
	MOOG INC CLASS A		**	826
	MUELLER WATER PRODUCTS INC A		**	918
	NOMAD FOODS LTD		**	984
	NORTHWESTERN ENERGY GROUP IN		**	1,212
	OLD NATIONAL BANCORP		**	1,897
	OXFORD INDUSTRIES INC		**	583
	PACIFIC PREMIER BANCORP INC		**	1,108
	PATTERSON COS INC		**	1,575
	PATTERSON UTI ENERGY INC		**	554
	PEBBLEBROOK HOTEL TRUST		**	963
	PLEXUS CORP		**	862
	PRA GROUP INC		**	995
	PRIMO BRANDS CORP		**	1,479
	PROGRESS SOFTWARE CORP		**	1,223
	PROVIDENT FINANCIAL SERVICES		**	1,087
	RENASANT CORP		**	1,432
	RUSH ENTERPRISES INC CL A		**	1,321
	RYMAN HOSPITALITY PROPERTIES		**	1,070
	SANDY SPRING BANCORP INC		**	845
	SELECTIVE INSURANCE GROUP		**	1,429
	SIX FLAGS ENTERTAINMENT CORP		**	1,490
	STAG INDUSTRIAL INC		**	971
	TOWNE BANK		**	1,520
	TREEHOUSE FOODS INC		**	1,543
	TRI POINTE HOMES INC		**	707
	TRIMAS CORP		**	735
	TXNM ENERGY INC		**	2,052
	UNIFIRST CORP/MA		**	1,061
	UNITED BANKSHARES INC		**	1,448
	UNITED COMMUNITY BANKS/GA		**	1,217
	VISTEON CORP		**	1,401
	Chartwell Equity Securities Total			$86,956
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Clearing Account
	STATE STREET BANK AND TRUST		**	$92
	Clearing Account Total			$92
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Collective Investment Trusts
	SSGA	SSGA REAL ASSET FUND	**	$19,735
	SPRUCEGROVE	INTERNATIONAL STOCK FUND	**	88,883
	STATE STREET	SSGA S&P 500 INDEX NON LENDING	**	1,271,379
	STATE STREET	STATE STREET	**	163,753
	STATE STREET	STATE STREET	**	247,611
	VANGUARD GROUP	TARGET RETIREMENT 2050	**	283,515
	VANGUARD GROUP	TARGET RETIREMENT 2045	**	457,215
	VANGUARD GROUP	TARGET RETIREMENT 2040	**	265,063
	VANGUARD GROUP	TARGET RETIREMENT 2035	**	513,021
	VANGUARD GROUP	TARGET RETIREMENT 2030	**	271,127
	VANGUARD GROUP	TARGET RETIREMENT 2025	**	300,604
	VANGUARD GROUP	TARGET RETIREMENT 2020	**	67,478
	VANGUARD GROUP	TARGET RETIREMENT 2070	**	3,206
	VANGUARD GROUP	TARGET RETIREMENT INCOME FUND	**	94,395
	VANGUARD GROUP	TARGET RETIREMENT 2055	**	198,864
	VANGUARD GROUP	TARGET RETIREMENT 2060	**	109,830
	VANGUARD GROUP	TARGET RETIREMENT 2065	**	27,401
	Collective Investment Trusts Total			$4,383,081
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Loomis Sayles Growth Fund
	LOOMIS SAYLES TR CO LLC		**	$452,670
	Loomis Sayles Growth Fund Total			$452,670
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Lee Munder Equity Securities
	AERCAP HOLDINGS NV		**	$2,206
	AGREE REALTY CORP		**	2,046
	AKAMAI TECHNOLOGIES INC		**	2,040
	ALEXANDRIA REAL ESTATE EQUIT		**	1,348
	ALLSTATE CORP		**	3,354
	AMERICAN INTERNATIONAL GROUP		**	2,165
	AMERIPRISE FINANCIAL INC		**	1,644
	ARAMARK		**	1,357
	AXALTA COATING SYSTEMS LTD		**	1,192
	BERRY GLOBAL GROUP INC		**	1,436
	BORGWARNER INC		**	807
	CASEY S GENERAL STORES INC		**	1,320
	CENCORA INC		**	2,110
	CENTERPOINT ENERGY INC		**	1,485
	CHAMPIONX CORP		**	1,969
	CLEAN HARBORS INC		**	3,063
	COLUMBIA SPORTSWEAR CO		**	1,520
	CONSTELLATION BRANDS INC A		**	1,374
	COTERRA ENERGY INC		**	1,582
	DARLING INGREDIENTS INC		**	1,350
	DIAMONDBACK ENERGY INC		**	1,494
	DISCOVER FINANCIAL SERVICES		**	1,734
	DOLLAR TREE INC		**	790
	DOVER CORP		**	1,869
	DTE ENERGY COMPANY		**	2,069
	ENCOMPASS HEALTH CORP		**	2,426
	ENTERGY CORP		**	2,919
	ENVISTA HOLDINGS CORP		**	704
	EPAM SYSTEMS INC		**	1,537
	ESSEX PROPERTY TRUST INC		**	1,505
	EVERGY INC		**	1,347
	F5 INC		**	2,207
	FIRST HORIZON CORP		**	2,550
	FMC CORP		**	1,518
	GENPACT LTD		**	2,139
	GENTEX CORP		**	1,267
	GLOBAL PAYMENTS INC		**	2,123
	GOVERNMENT STIF 12		**	2,401
	HASBRO INC		**	1,448
	HEXCEL CORP		**	1,262

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Lee Munder Equity Securities
	HOLOGIC INC		**	1,737
	HOST HOTELS + RESORTS INC		**	739
	HUMANA INC		**	744
	INGREDION INC		**	2,055
	INTL FLAVORS + FRAGRANCES		**	1,431
	KEYSIGHT TECHNOLOGIES IN		**	2,446
	L3HARRIS TECHNOLOGIES INC		**	1,206
	LABCORP HOLDINGS INC		**	2,259
	LAMB WESTON HOLDINGS INC		**	1,816
	LEIDOS HOLDINGS INC		**	2,494
	LKQ CORP		**	1,579
	MID AMERICA APARTMENT COMM		**	1,916
	NISOURCE INC		**	2,038
	PARKER HANNIFIN CORP		**	2,083
	PERMIAN RESOURCES CORP		**	1,667
	PINNACLE FINANCIAL PARTNERS		**	1,685
	PTC INC		**	2,028
	QORVO INC		**	1,378
	REGAL REXNORD CORP		**	3,070
	REINSURANCE GROUP OF AMERICA		**	2,504
	SCOTTS MIRACLE GRO CO		**	521
	SNAP ON INC		**	1,300
	STARWOOD PROPERTY TRUST INC		**	1,585
	TREEHOUSE FOODS INC		**	1,358
	TYSON FOODS INC CL A		**	2,266
	VALVOLINE INC		**	1,487
	WABTEC CORP		**	1,876
	WEBSTER FINANCIAL CORP		**	1,380
	WEC ENERGY GROUP INC		**	2,341
	WESCO INTERNATIONAL INC		**	2,614
	WILLIS TOWERS WATSON PLC		**	2,268
	ZIMMER BIOMET HOLDINGS INC		**	1,794
	Lee Munder Equity Securities Total			$128,342
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	10X GENOMICS INC CLASS A		**	$58
	A10 NETWORKS INC		**	175
	AAON INC		**	418
	ABERCROMBIE + FITCH CO CL A		**	567
	ACADEMY SPORTS + OUTDOORS IN		**	164
	ACADIA PHARMACEUTICALS INC		**	73
	ACI WORLDWIDE INC		**	332
	ADDUS HOMECARE CORP		**	207
	ADMA BIOLOGICS INC		**	266
	ADVANCED ENERGY INDUSTRIES		**	197
	AFFILIATED MANAGERS GROUP		**	174
	AGILYSYS INC		**	396
	AGIOS PHARMACEUTICALS INC		**	116
	AKERO THERAPEUTICS INC		**	116
	ALKERMES PLC		**	297
	ALPHA METALLURGICAL RESOURCE		**	160
	AMICUS THERAPEUTICS INC		**	90
	AMPHASTAR PHARMACEUTICALS IN		**	155
	API GROUP CORP		**	540
	APPLIED INDUSTRIAL TECH INC		**	523
	ARCBEST CORP		**	37
	ARCELLX INC		**	127
	ARVINAS INC		**	89
	ASBURY AUTOMOTIVE GROUP		**	143
	ASCENDIS PHARMA A/S ADR		**	55
	ASGN INC		**	198
	ATI INC		**	456
	ATLAS ENERGY SOLUTIONS INC		**	102
	ATMUS FILTRATION TECHNOLOGIE		**	476
	AURORA INNOVATION INC		**	73
	AVIDITY BIOSCIENCES INC		**	218
	AXALTA COATING SYSTEMS LTD		**	416
	AXCELIS TECHNOLOGIES INC		**	281
	AZEK CO INC/THE		**	564
	BADGER METER INC		**	276
	BALCHEM CORP		**	264
	BANCORP INC/THE		**	333
	BEAM THERAPEUTICS INC		**	40
	BELDEN INC		**	520
	BELLRING BRANDS INC		**	488

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	BIOHAVEN LTD		**	262
	BLACKBAUD INC		**	214
	BLACKLINE INC		**	103
	BLOOMIN BRANDS INC		**	52
	BLUE OWL CAPITAL INC		**	368
	BLUEPRINT MEDICINES CORP		**	310
	BOISE CASCADE CO		**	229
	BOOZ ALLEN HAMILTON HOLDINGS		**	311
	BOX INC CLASS A		**	198
	BOYD GAMING CORP		**	322
	BRAZE INC A		**	249
	BRIDGEBIO PHARMA INC		**	189
	BRIGHT HORIZONS FAMILY SOLUT		**	202
	BRINK S CO/THE		**	325
	BRINKER INTERNATIONAL INC		**	187
	BROADRIDGE FINANCIAL SOLUTIO		**	243
	BRUNSWICK CORP		**	79
	BUILDERS FIRSTSOURCE INC		**	133
	BWX TECHNOLOGIES INC		**	277
	CABOT CORP		**	291
	CACI INTERNATIONAL INC CL A		**	78
	CADRE HOLDINGS INC		**	94
	CARPENTER TECHNOLOGY		**	221
	CARS.COM INC		**	95
	CARVANA CO		**	216
	CASELLA WASTE SYSTEMS INC A		**	360
	CASEY S GENERAL STORES INC		**	355
	CATALYST PHARMACEUTICALS INC		**	177
	CAVCO INDUSTRIES INC		**	317
	CBIZ INC		**	387
	CCC INTELLIGENT SOLUTIONS HO		**	513
	CELLDEX THERAPEUTICS INC		**	106
	CENTRUS ENERGY CORP CLASS A		**	95
	CHAMPION HOMES INC		**	233
	CHARLES RIVER LABORATORIES		**	135
	CHOICE HOTELS INTL INC		**	60
	CHURCHILL DOWNS INC		**	286
	CIRRUS LOGIC INC		**	270
	CLEAN HARBORS INC		**	359
	CLEANSPARK INC		**	46
	CNX RESOURCES CORP		**	290

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	COCA COLA CONSOLIDATED INC		**	625
	COMFORT SYSTEMS USA INC		**	183
	COMMVAULT SYSTEMS INC		**	517
	CONCENTRA GROUP HOLDINGS W/I		**	73
	CONMED CORP		**	76
	CORE + MAIN INC CLASS A		**	54
	CORE NATURAL RESOURCES INC		**	213
	CORVEL CORP		**	530
	CRANE CO		**	306
	CREDO TECHNOLOGY GROUP HOLDI		**	282
	CRINETICS PHARMACEUTICALS IN		**	318
	CROCS INC		**	168
	CSW INDUSTRIALS INC		**	523
	CURTISS WRIGHT CORP		**	546
	CYTOKINETICS INC		**	261
	DECKERS OUTDOOR CORP		**	269
	DENALI THERAPEUTICS INC		**	144
	DESCARTES SYSTEMS GRP/THE		**	640
	DICK S SPORTING GOODS INC		**	283
	DIODES INC		**	269
	DISC MEDICINE INC		**	154
	DOMINO S PIZZA INC		**	155
	DONNELLEY FINANCIAL SOLUTION		**	267
	DOUBLEVERIFY HOLDINGS INC		**	249
	DUOLINGO		**	570
	DYCOM INDUSTRIES INC		**	168
	DYNATRACE INC		**	286
	DYNE THERAPEUTICS INC		**	78
	EAGLE MATERIALS INC		**	458
	ELEMENT SOLUTIONS INC		**	144
	ELF BEAUTY INC		**	268
	EMCOR GROUP INC		**	308
	ENCOMPASS HEALTH CORP		**	733
	ENDEAVOR GROUP HOLD CLASS A		**	425
	ENSIGN GROUP INC/THE		**	673
	ENTEGRIS INC		**	172
	EPLUS INC		**	96
	EQUITY LIFESTYLE PROPERTIES		**	145
	ESAB CORP		**	539
	EURONET WORLDWIDE INC		**	335
	EVERTEC INC		**	167

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	EVOLENT HEALTH INC A		**	47
	EXACT SCIENCES CORP		**	268
	EXELIXIS INC		**	416
	EXLSERVICE HOLDINGS INC		**	568
	EXPAND ENERGY CORP		**	186
	EXPRO GROUP HOLDINGS NV		**	54
	EXTREME NETWORKS INC		**	83
	FABRINET		**	635
	FAIR ISAAC CORP		**	410
	FEDERAL SIGNAL CORP		**	493
	FIRST ADVANTAGE CORP		**	112
	FIRST BANCORP PUERTO RICO		**	323
	FIRST INDUSTRIAL REALTY TR		**	151
	FLUOR CORP		**	99
	FORMFACTOR INC		**	177
	FORTINET INC		**	137
	FRONTDOOR INC		**	317
	FTAI AVIATION LTD		**	350
	FTI CONSULTING INC		**	340
	GLOBANT SA		**	392
	GLOBUS MEDICAL INC A		**	623
	GOVERNMENT STIF 12		**	424
	GRAND CANYON EDUCATION INC		**	352
	GRAPHIC PACKAGING HOLDING CO		**	68
	GREEN BRICK PARTNERS INC		**	244
	GRIFFON CORP		**	214
	GROUP 1 AUTOMOTIVE INC		**	266
	GULFPORT ENERGY CORP		**	166
	GXO LOGISTICS INC		**	225
	H+R BLOCK INC		**	317
	HAEMONETICS CORP/MASS		**	191
	HALOZYME THERAPEUTICS INC		**	419
	HAMILTON LANE INC CLASS A		**	146
	HERC HOLDINGS INC		**	111
	HEXCEL CORP		**	63
	HILTON GRAND VACATIONS INC		**	143
	HIMS + HERS HEALTH INC		**	53
	IDEAYA BIOSCIENCES INC		**	120
	IMMUNOVANT INC		**	34
	IMPINJ INC		**	189
	INSMED INC		**	611

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	INSTALLED BUILDING PRODUCTS		**	$255
	INTERDIGITAL INC		**	144
	INTERPARFUMS INC		**	133
	INTRA CELLULAR THERAPIES INC		**	338
	IONIS PHARMACEUTICALS INC		**	217
	IONQ INC		**	129
	IOVANCE BIOTHERAPEUTICS INC		**	65
	IRIDIUM COMMUNICATIONS INC		**	350
	JANUX THERAPEUTICS INC		**	21
	KADANT INC		**	493
	KINSALE CAPITAL GROUP INC		**	67
	KIRBY CORP		**	238
	KRYSTAL BIOTECH INC		**	157
	KULICKE + SOFFA INDUSTRIES		**	87
	KYMERA THERAPEUTICS INC		**	225
	LANDSTAR SYSTEM INC		**	149
	LANTHEUS HOLDINGS INC		**	497
	LAUREATE EDUCATION INC		**	217
	LEMAITRE VASCULAR INC		**	203
	LEONARDO DRS INC		**	196
	LIBERTY ENERGY INC		**	129
	LIGHT + WONDER INC		**	496
	LINCOLN ELECTRIC HOLDINGS		**	247
	LITTELFUSE INC		**	92
	LOAR HOLDINGS INC		**	67
	LOUISIANA PACIFIC CORP		**	602
	MACOM TECHNOLOGY SOLUTIONS H		**	477
	MADRIGAL PHARMACEUTICALS INC		**	187
	MANHATTAN ASSOCIATES INC		**	423
	MARA HOLDINGS INC		**	158
	MATADOR RESOURCES CO		**	320
	MATTEL INC		**	287
	MEDPACE HOLDINGS INC		**	175
	MERIT MEDICAL SYSTEMS INC		**	540
	MERUS NV		**	56
	MICROSTRATEGY INC CL A		**	158
	MIRUM PHARMACEUTICALS INC		**	98
	MKS INSTRUMENTS INC		**	226
	MODINE MANUFACTURING CO		**	151
	MOLINA HEALTHCARE INC		**	168
	MONOLITHIC POWER SYSTEMS INC		**	106

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	MONTE ROSA THERAPEUTICS INC		**	32
	MOOG INC CLASS A		**	39
	MOONLAKE IMMUNOTHERAPEUTICS		**	161
	MP MATERIALS CORP		**	254
	MR COOPER GROUP INC		**	506
	MSA SAFETY INC		**	191
	MUELLER INDUSTRIES INC		**	119
	MURPHY USA INC		**	851
	NATERA INC		**	316
	NEUROCRINE BIOSCIENCES INC		**	205
	NEXSTAR MEDIA GROUP INC		**	307
	NEXTRACKER INC CL A		**	66
	NOBLE CORP PLC		**	99
	NOVANTA INC		**	489
	NURIX THERAPEUTICS INC		**	88
	NUTANIX INC A		**	441
	NUVALENT INC A		**	150
	OLIN CORP		**	185
	OLLIE S BARGAIN OUTLET HOLDI		**	165
	ONTO INNOVATION INC		**	546
	OPTION CARE HEALTH INC		**	290
	ORMAT TECHNOLOGIES INC		**	89
	OSCAR HEALTH INC CLASS A		**	108
	PALOMAR HOLDINGS INC		**	304
	PATRICK INDUSTRIES INC		**	267
	PAYLOCITY HOLDING CORP		**	335
	PAYONEER GLOBAL INC		**	582
	PEGASYSTEMS INC		**	143
	PENUMBRA INC		**	318
	PERFORMANCE FOOD GROUP CO		**	283
	PERMIAN RESOURCES CORP		**	255
	PHOTRONICS INC		**	184
	PLIANT THERAPEUTICS INC		**	58
	POOL CORP		**	87
	POST HOLDINGS INC		**	457
	PRAXIS PRECISION MEDICINES I		**	100
	PRESTIGE CONSUMER HEALTHCARE		**	233
	PRICESMART INC		**	134
	PRIMERICA INC		**	264
	PROCEPT BIOROBOTICS CORP		**	46
	PROGRESS SOFTWARE CORP		**	78

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	PROTHENA CORP PLC		**	62
	PTC INC		**	434
	PTC THERAPEUTICS INC		**	163
	PURE STORAGE INC CLASS A		**	50
	Q2 HOLDINGS INC		**	547
	QUALYS INC		**	165
	RADNET INC		**	89
	RAMBUS INC		**	735
	RANGE RESOURCES CORP		**	226
	RBC BEARINGS INC		**	264
	RED ROCK RESORTS INC CLASS A		**	97
	REMITLY GLOBAL INC		**	211
	REPLIGEN CORP		**	249
	REPLIMUNE GROUP INC		**	173
	REVOLUTION MEDICINES INC		**	179
	REXFORD INDUSTRIAL REALTY IN		**	92
	RHYTHM PHARMACEUTICALS INC		**	112
	RLI CORP		**	231
	ROCKET LAB USA INC		**	112
	ROCKET PHARMACEUTICALS INC		**	38
	RPM INTERNATIONAL INC		**	402
	RUSH STREET INTERACTIVE INC		**	199
	RYAN SPECIALTY HOLDINGS INC		**	140
	SAIA INC		**	497
	SAPIENS INTERNATIONAL CORP		**	161
	SCHOLAR ROCK HOLDING CORP		**	275
	SELECT MEDICAL HOLDINGS CORP		**	102
	SERVICETITAN INC A		**	39
	SHIFT4 PAYMENTS INC CLASS A		**	192
	SIMPLY GOOD FOODS CO/THE		**	181
	SIMPSON MANUFACTURING CO INC		**	474
	SITEONE LANDSCAPE SUPPLY INC		**	388
	SKYWARD SPECIALTY INSURANCE		**	367
	SOLENO THERAPEUTICS INC		**	50
	SPRINGWORKS THERAPEUTICS INC		**	80
	SPROUTS FARMERS MARKET INC		**	952
	SPS COMMERCE INC		**	494
	SPX TECHNOLOGIES INC		**	535
	STERIS PLC		**	156
	STERLING INFRASTRUCTURE INC		**	277
	STONEX GROUP INC		**	322

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	STRIDE INC		**	548
	TECHNIPFMC PLC		**	485
	TELEDYNE TECHNOLOGIES INC		**	548
	TENABLE HOLDINGS INC		**	131
	TENET HEALTHCARE CORP		**	485
	TEXAS ROADHOUSE INC		**	364
	TG THERAPEUTICS INC		**	51
	THRYV HOLDINGS INC		**	48
	TKO GROUP HOLDINGS INC		**	426
	TOPBUILD CORP		**	146
	TORO CO		**	183
	TRANSMEDICS GROUP INC		**	120
	TRAVEL LEISURE CO		**	135
	TREX COMPANY INC		**	166
	TRINET GROUP INC		**	147
	UFP INDUSTRIES INC		**	473
	UFP TECHNOLOGIES INC		**	311
	ULTRAGENYX PHARMACEUTICAL IN		**	212
	UNITED PARKS + RESORTS INC		**	103
	UPWORK INC		**	424
	VALVOLINE INC		**	168
	VAXCYTE INC		**	119
	VEECO INSTRUMENTS INC		**	91
	VERA THERAPEUTICS INC		**	198
	VERRA MOBILITY CORP		**	487
	VERTEX INC CLASS A		**	353
	VERTIV HOLDINGS CO A		**	455
	VIPER ENERGY INC		**	567
	VISTEON CORP		**	218
	VITAL FARMS INC		**	184
	VONTIER CORP		**	418
	WARRIOR MET COAL INC		**	176
	WATSCO INC		**	160
	WATTS WATER TECHNOLOGIES A		**	497
	WAVE LIFE SCIENCES LTD		**	32
	WEATHERFORD INTERNATIONAL PL		**	319
	WEST PHARMACEUTICAL SERVICES		**	121
	WILLSCOT HOLDINGS CORP		**	325
	WINGSTOP INC		**	631
	WOODWARD INC		**	563
	WYNN RESORTS LTD		**	137

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	XENCOR INC		**	131
	XPO INC		**	213
	ZEBRA TECHNOLOGIES CORP CL A		**	284
	T. Rowe Price Total			$84,658
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Loan Fund
*	Notes receivable from Members	Notes receivable from Members, maturing in 2021 through 2033 bearing interest at rates from 4.25% - 9.25%	N/A	$78,776
	Loan Fund Total			$78,776
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Master Expense Account
*	HARTFORD MASTER EXPENSE FUND		**	$4
	Master Expense Account Total			$4
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Mutual Funds
*	HARTFORD HLS DIVIDEND & GROWTH FD CL I		**	$420,027
*	HARTFORD HLS MUT FDS BOND HLS FD CL IA		**	292,859
*	HARTFORD HLS MUT FDS INTL OPPORTUNITIES HLS FD CL I		**	87,653
	VANGUARD FEDERAL MONEY MARKET		**	161,254
	Mutual Funds Total			$961,793
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	JP Morgan International Finance Limited
	AAON INC		**	$1,266
	AGILENT TECHNOLOGIES INC		**	614
	AIR LEASE CORP		**	710
	ALNYLAM PHARMACEUTICALS INC		**	1,834
	AMETEK INC		**	1,049
	AMPHENOL CORP CL A		**	711
	APPLOVIN CORP CLASS A		**	3,822
	ARES MANAGEMENT CORP A		**	2,165
	ARTHUR J GALLAGHER + CO		**	1,078
	ATLASSIAN CORP CL A		**	1,168
	AUTOZONE INC		**	672
	AXON ENTERPRISE INC		**	992
	BLOCK INC		**	528
	BOOZ ALLEN HAMILTON HOLDINGS		**	1,450
	BRIGHT HORIZONS FAMILY SOLUT		**	1,241
	BURLINGTON STORES INC		**	1,487
	CASEY S GENERAL STORES INC		**	1,264
	CHENIERE ENERGY INC		**	1,660
	CIENA CORP		**	558
	CINTAS CORP		**	535
	COINBASE GLOBAL INC CLASS A		**	750
	COMFORT SYSTEMS USA INC		**	740
	CONFLUENT INC CLASS A		**	1,061
	CONSTELLATION BRANDS INC A		**	596
	COOPER COS INC/THE		**	945
	COPART INC		**	1,195
	CROWDSTRIKE HOLDINGS INC A		**	814
	CYBERARK SOFTWARE LTD/ISRAEL		**	1,000
	DATADOG INC CLASS A		**	2,153
	DEXCOM INC		**	648
	DOMINO S PIZZA INC		**	1,163
	DOORDASH INC A		**	1,449
	EAGLE MATERIALS INC		**	984
	ELASTIC NV		**	476
	ELF BEAUTY INC		**	951
	ENTEGRIS INC		**	1,273
	EOG RESOURCES INC		**	1,181
	ESAB CORP		**	1,089
	EXACT SCIENCES CORP		**	399
	EXELIXIS INC		**	539

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	JP Morgan International Finance Limited
	FACTSET RESEARCH SYSTEMS INC		**	1,301
	FLOOR + DECOR HOLDINGS INC A		**	620
	FLUTTER ENTERTAINMENT PLC DI		**	1,248
	GARMIN LTD		**	853
	GARTNER INC		**	2,245
	GE VERNOVA INC		**	524
	GITLAB INC CL A		**	449
	GLOBANT SA		**	1,398
	GOVERNMENT STIF 12		**	1,349
	HEICO CORP CLASS A		**	1,969
	HILTON WORLDWIDE HOLDINGS IN		**	2,650
	HOWMET AEROSPACE INC		**	526
	HUBBELL INC		**	803
	HUBSPOT INC		**	2,720
	HUNT (JB) TRANSPRT SVCS INC		**	1,056
	IDEXX LABORATORIES INC		**	576
	INGERSOLL RAND INC		**	719
	INSMED INC		**	722
	INSPIRE MEDICAL SYSTEMS INC		**	594
	INTERACTIVE BROKERS GRO CL A		**	1,588
	INTRA CELLULAR THERAPIES INC		**	1,213
	IQVIA HOLDINGS INC		**	805
	ITT INC		**	1,417
	JEFFERIES FINANCIAL GROUP IN		**	1,011
	LAS VEGAS SANDS CORP		**	1,202
	LPL FINANCIAL HOLDINGS INC		**	1,671
	MARVELL TECHNOLOGY INC		**	852
	MCKESSON CORP		**	1,183
	METTLER TOLEDO INTERNATIONAL		**	691
	MONGODB INC		**	1,211
	MONOLITHIC POWER SYSTEMS INC		**	768
	MOODY S CORP		**	750
	MSA SAFETY INC		**	762
	MSCI INC		**	1,423
	NATERA INC		**	2,023
	NU HOLDINGS LTD/CAYMAN ISL A		**	939
	NUTANIX INC A		**	1,020
	ON HOLDING AG CLASS A		**	851
	ON SEMICONDUCTOR		**	894
	ONTO INNOVATION INC		**	686

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	JP Morgan International Finance Limited
	PALANTIR TECHNOLOGIES INC A		**	2,647
	PALO ALTO NETWORKS INC		**	655
	PLANET FITNESS INC CL A		**	1,144
	POOL CORP		**	1,207
	QUANTA SERVICES INC		**	2,012
	RAMBUS INC		**	718
	RAYMOND JAMES FINANCIAL INC		**	858
	REVOLUTION MEDICINES INC		**	373
	ROBINHOOD MARKETS INC A		**	1,429
	ROCKET COS INC CLASS A		**	598
	ROSS STORES INC		**	972
	RUBRIK INC A		**	543
	SAIA INC		**	1,541
	SIMPSON MANUFACTURING CO INC		**	746
	SNOWFLAKE INC CLASS A		**	434
	TAKE TWO INTERACTIVE SOFTWRE		**	1,305
	TECHNIPFMC PLC		**	1,150
	TELEDYNE TECHNOLOGIES INC		**	834
	TERADYNE INC		**	1,575
	THOR INDUSTRIES INC		**	684
	TPG INC		**	641
	TRACTOR SUPPLY COMPANY		**	1,935
	TRADE DESK INC/THE CLASS A		**	2,910
	TRADEWEB MARKETS INC CLASS A		**	1,340
	TRANE TECHNOLOGIES PLC		**	606
	TYLER TECHNOLOGIES INC		**	1,196
	ULTA BEAUTY INC		**	744
	US DOLLAR		**	2
	VAXCYTE INC		**	341
	VEEVA SYSTEMS INC CLASS A		**	1,366
	VERTIV HOLDINGS CO A		**	2,346
	VIKING THERAPEUTICS INC		**	336
	VISTRA CORP		**	1,120
	WABTEC CORP		**	898
	WEST PHARMACEUTICAL SERVICES		**	1,316
	JP Morgan International Finance Limited Total			$128,014
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Separate Account GIC
	New York Life		**	$73,805
	Separate Account GIC Total			$73,805
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	AMAZON.COM INC	2.100%	5/12/2031	**	$683
	AMERICAN EXPRESS CO	2.550%	3/4/2027	**	622
	AMERICAN EXPRESS CREDIT ACCOUN	4.800%	5/15/2030	**	1,007
	AMERICAN HONDA FINANCE	2.000%	3/24/2028	**	686
	AMPHENOL CORP	2.200%	9/15/2031	**	587
	APPLE INC	1.400%	8/5/2028	**	449
	ARTHUR J GALLAGHER + CO	2.400%	11/9/2031	**	628
	AT+T INC	4.350%	3/1/2029	**	1,101
	BALTIMORE GAS + ELECTRIC	2.250%	6/15/2031	**	635
	BANK OF AMERICA CORP	2.087%	6/14/2029	**	1,361
	BANK OF NOVA SCOTIA	2.450%	2/2/2032	**	835
	BLACKROCK INC	1.900%	1/28/2031	**	506
	BNP PARIBAS	2.159%	9/15/2029	**	448
	BOSTON SCIENTIFIC CORP	2.650%	6/1/2030	**	670
	BP CAP MARKETS AMERICA	2.721%	1/12/2032	**	642
	CAPITAL ONE FINANCIAL CO	3.273%	3/1/2030	**	924
	CFCRE COMMERCIAL MORTGAGE TRUS	3.585%	12/10/2054	**	640
	CHASE ISSUANCE TRUST	4.630%	1/15/2031	**	791
	CHASE ISSUANCE TRUST	3.970%	9/15/2027	**	1,089
	CIGNA GROUP/THE	4.375%	10/15/2028	**	613
	COMCAST CORP	4.150%	10/15/2028	**	609
	COMM MORTGAGE TRUST	3.762%	2/10/2049	**	990
	COMMONWEALTH EDISON CO	2.950%	8/15/2027	**	960
	CONOCOPHILLIPS COMPANY	2.400%	3/7/2025	**	66
	CSAIL COMMERCIAL MORTGAGE TRUS	3.808%	11/15/2048	**	991
	DANSKE BANK A/S	1.549%	9/10/2027	**	562
	DEUTSCHE BANK NY	1.686%	3/19/2026	**	482
	DIAGEO CAPITAL PLC	2.375%	10/24/2029	**	672
	DOMINION ENERGY SOUTH	2.300%	12/1/2031	**	335
	DUKE ENERGY CAROLINAS	2.850%	3/15/2032	**	648
	ENTERGY MISSISSIPPI LLC	2.550%	12/1/2033	**	592
	ENTERGY TEXAS INC	1.500%	9/1/2026	**	625
	EVERSOURCE ENERGY	2.900%	3/1/2027	**	540
	EXXON MOBIL CORPORATION	2.440%	8/16/2029	**	913
	FANNIE MAE	0.560%	10/22/2025	**	1,941
	FED HM LN PC POOL A11544	5.500%	6/1/2033	**	1
	FED HM LN PC POOL A26586	6.000%	9/1/2034	**	2
	FED HM LN PC POOL A77952	5.000%	5/1/2038	**	4
	FED HM LN PC POOL C03506	6.000%	5/1/2040	**	29
	FED HM LN PC POOL G01629	6.000%	10/1/2033	**	3
	FED HM LN PC POOL G18469	2.000%	6/1/2028	**	38

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	FED HM LN PC POOL J38826	3.500%	5/1/2033	**	117
	FED HM LN PC POOL Q55851	5.000%	5/1/2048	**	183
	FED HM LN PC POOL Q58634	4.000%	9/1/2048	**	748
	FED HM LN PC POOL QA9565	3.500%	5/1/2050	**	117
	FED HM LN PC POOL QB3388	2.500%	9/1/2050	**	1,643
	FED HM LN PC POOL QB5150	2.000%	10/1/2050	**	699
	FED HM LN PC POOL QD2424	2.000%	12/1/2051	**	831
	FED HM LN PC POOL QD4104	2.000%	1/1/2052	**	359
	FED HM LN PC POOL QD4129	2.000%	1/1/2052	**	336
	FED HM LN PC POOL QD7594	2.500%	2/1/2052	**	283
	FED HM LN PC POOL QD8682	3.000%	3/1/2052	**	816
	FED HM LN PC POOL RA5607	2.500%	7/1/2051	**	158
	FED HM LN PC POOL RA5615	2.000%	8/1/2051	**	338
	FED HM LN PC POOL RA6019	2.500%	10/1/2051	**	182
	FED HM LN PC POOL RA6436	2.500%	12/1/2051	**	422
	FED HM LN PC POOL RA6508	2.000%	12/1/2051	**	181
	FED HM LN PC POOL RA6808	3.000%	2/1/2052	**	390
	FED HM LN PC POOL RA7617	5.000%	7/1/2052	**	1,035
	FED HM LN PC POOL RA9858	6.000%	9/1/2053	**	776
	FED HM LN PC POOL SB8002	3.000%	8/1/2034	**	172
	FED HM LN PC POOL SD6478	6.000%	10/1/2054	**	246
	FED HM LN PC POOL SD6549	5.500%	10/1/2054	**	234
	FED HM LN PC POOL SD6568	6.000%	10/1/2054	**	249
	FED HM LN PC POOL SD8029	2.500%	12/1/2049	**	256
	FED HM LN PC POOL SD8342	5.500%	7/1/2053	**	175
	FED HM LN PC POOL V82532	3.000%	8/1/2046	**	1,193
	FED HM LN PC POOL ZL1830	4.000%	8/1/2041	**	34
	FEDEX CORP	2.400%	5/15/2031	**	640
	FIDELITY NATL INFO SERV	1.650%	3/1/2028	**	904
	FIFTH THIRD BANCORP	4.337%	4/25/2033	**	836
	FLORIDA POWER + LIGHT CO	2.450%	2/3/2032	**	788
	FNMA POOL 357821	6.000%	5/1/2035	**	29
	FNMA POOL 555417	6.000%	5/1/2033	**	10
	FNMA POOL 555591	5.500%	7/1/2033	**	11
	FNMA POOL 725704	6.000%	8/1/2034	**	8
	FNMA POOL 730716	6.000%	8/1/2033	**	6
	FNMA POOL 734059	5.500%	8/1/2033	**	2
	FNMA POOL 745932	6.500%	11/1/2036	**	16
	FNMA POOL 756154	6.000%	11/1/2033	**	8
	FNMA POOL 792191	5.500%	9/1/2034	**	16
	FNMA POOL 888022	5.000%	2/1/2036	**	24

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	FNMA POOL 888341	5.000%	2/1/2037	**	16
	FNMA POOL 890528	5.500%	6/1/2039	**	23
	FNMA POOL 944026	6.500%	8/1/2037	**	51
	FNMA POOL AB0536	6.000%	2/1/2037	**	15
	FNMA POOL AB6571	2.000%	10/1/2027	**	52
	FNMA POOL AB9484	2.500%	5/1/2028	**	77
	FNMA POOL AJ5733	3.500%	12/1/2041	**	523
	FNMA POOL AP0632	2.500%	7/1/2027	**	48
	FNMA POOL AR9436	4.000%	8/1/2043	**	5
	FNMA POOL AS0004	2.500%	7/1/2028	**	33
	FNMA POOL AS8764	2.500%	2/1/2032	**	316
	FNMA POOL AS9763	5.000%	6/1/2047	**	22
	FNMA POOL AW1007	4.000%	5/1/2044	**	298
	FNMA POOL AZ2166	4.000%	7/1/2045	**	385
	FNMA POOL BC1212	3.000%	7/1/2046	**	1,227
	FNMA POOL BC6121	4.000%	6/1/2046	**	133
	FNMA POOL BC9364	3.500%	6/1/2046	**	690
	FNMA POOL BD3312	3.000%	10/1/2046	**	131
	FNMA POOL BD5429	2.500%	12/1/2046	**	405
	FNMA POOL BJ0687	5.000%	4/1/2048	**	70
	FNMA POOL BJ0852	4.500%	11/1/2047	**	278
	FNMA POOL BJ1991	4.000%	11/1/2047	**	280
	FNMA POOL BJ7592	4.500%	1/1/2049	**	734
	FNMA POOL BJ8271	4.500%	2/1/2048	**	268
	FNMA POOL BK1027	3.500%	3/1/2048	**	123
	FNMA POOL BM3795	2.000%	1/1/2031	**	46
	FNMA POOL BN6143	4.000%	2/1/2049	**	55
	FNMA POOL BO3694	4.000%	1/1/2050	**	309
	FNMA POOL BO6308	3.500%	9/1/2049	**	227
	FNMA POOL BQ7764	1.500%	3/1/2051	**	1,536
	FNMA POOL BQ7766	2.000%	3/1/2051	**	767
	FNMA POOL CA7236	2.500%	9/1/2050	**	359
	FNMA POOL CA9220	2.000%	2/1/2051	**	1,155
	FNMA POOL CB1131	2.500%	7/1/2051	**	171
	FNMA POOL CB2635	2.500%	1/1/2052	**	336
	FNMA POOL CB3909	4.000%	6/1/2052	**	436
	FNMA POOL CB3916	4.500%	6/1/2052	**	1,022
	FNMA POOL CB6072	5.500%	4/1/2053	**	1,058
	FNMA POOL FM1251	3.000%	4/1/2045	**	384
	FNMA POOL FS0331	3.000%	1/1/2052	**	519
	FNMA POOL FS0581	2.500%	2/1/2052	**	413

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	FNMA POOL FS0605	2.500%	2/1/2052	**	1,152
	FNMA POOL FS0822	2.000%	3/1/2052	**	414
	FNMA POOL FS0934	2.500%	3/1/2052	**	719
	FNMA POOL FS1455	3.500%	4/1/2052	**	861
	FNMA POOL FS5119	6.000%	7/1/2053	**	216
	FNMA POOL FS6769	5.000%	1/1/2053	**	246
	FNMA POOL FS8859	5.500%	9/1/2054	**	246
	FNMA POOL MA1504	2.000%	7/1/2028	**	80
	FNMA POOL MA1543	3.500%	8/1/2033	**	284
	FNMA POOL MA2276	2.500%	4/1/2045	**	122
	FNMA POOL MA3959	3.500%	3/1/2040	**	371
	FNMA POOL MA5354	6.000%	5/1/2054	**	370
	FREDDIE MAC	0.570%	10/8/2025	**	1,944
	FREDDIE MAC SLST	3.500%	5/25/2029	**	391
	FREDDIE MAC SLST	3.500%	6/25/2028	**	954
	GENERAL ELECTRIC CO	3.450%	5/1/2027	**	485
	GNMA II POOL 003624	5.500%	10/20/2034	**	11
	GNMA II POOL 004599	5.000%	12/20/2039	**	36
	GNMA II POOL 784678	4.000%	1/20/2048	**	242
	GNMA II POOL AB9275	3.000%	12/20/2042	**	268
	GNMA II POOL AC2552	3.500%	1/20/2043	**	248
	GNMA II POOL BH0425	4.500%	6/20/2048	**	122
	GNMA II POOL MA2754	3.500%	4/20/2045	**	211
	GNMA II POOL MA2892	3.500%	6/20/2045	**	96
	GNMA II POOL MA5190	3.000%	5/20/2048	**	271
	GNMA II POOL MA5191	3.500%	5/20/2048	**	40
	GNMA II POOL MA5192	4.000%	5/20/2048	**	41
	GNMA II POOL MA5193	4.500%	5/20/2048	**	31
	GNMA II POOL MA8268	4.500%	9/20/2052	**	157
	GNMA POOL 434787	8.000%	5/15/2030	**	6
	GNMA POOL 485856	6.500%	10/15/2031	**	2
	GNMA POOL 510403	5.000%	1/15/2035	**	3
	GNMA POOL 533946	6.500%	4/15/2032	**	2
	GNMA POOL 550887	5.000%	8/15/2035	**	3
	GNMA POOL 551077	6.500%	11/15/2031	**	2
	GNMA POOL 551120	6.500%	8/15/2031	**	6
	GNMA POOL 569327	6.500%	4/15/2032	**	31
	GNMA POOL 580880	6.500%	11/15/2031	**	8
	GNMA POOL 622278	5.000%	4/15/2035	**	3
	GNMA POOL 631242	5.500%	6/15/2035	**	16
	GNMA POOL 641601	5.000%	3/15/2035	**	5

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	GNMA POOL 646865	5.000%	8/15/2035	**	5
	GNMA POOL 726316	5.000%	9/15/2039	**	41
	GNMA POOL AM8608	4.000%	6/15/2045	**	111
	GOLDMAN SACHS GROUP INC	2.383%	7/21/2032	**	459
	GOVERNMENT NATIONAL MORTGAGE A	5.000%	8/20/2039	**	13
	GOVERNMENT NATIONAL MORTGAGE A	2.300%	7/16/2057	**	190
	GOVERNMENT NATIONAL MORTGAGE A	2.500%	9/16/2056	**	219
	GOVERNMENT STIF 12	4.424%	12/31/2030	**	828
	HOME DEPOT INC	2.950%	6/15/2029	**	695
	HONDA AUTO RECEIVABLES OWNER T	5.170%	5/15/2030	**	214
	HUDSON YARDS	3.228%	7/10/2039	**	909
	HUNTINGTON BANCSHARES	2.550%	2/4/2030	**	660
	ING GROEP NV	1.726%	4/1/2027	**	865
	JP MORGAN MORTGAGE TRUST	2.957%	10/25/2046	**	85
	JPMBB COMMERCIAL MORTGAGE SECU	3.801%	8/15/2048	**	812
	JPMORGAN CHASE + CO	1.578%	4/22/2027	**	960
	KLA CORP	4.100%	3/15/2029	**	732
	LLOYDS BANKING GROUP PLC	3.750%	1/11/2027	**	489
	LOWE S COS INC	1.700%	10/15/2030	**	377
	LOWE S COS INC	3.650%	4/5/2029	**	893
	MACQUARIE GROUP LTD	1.340%	1/12/2027	**	723
	META PLATFORMS INC	3.850%	8/15/2032	**	697
	MONDELEZ INTERNATIONAL	2.750%	4/13/2030	**	309
	MONONGAHELA POWER CO	3.550%	5/15/2027	**	727
	MORGAN STANLEY	1.512%	7/20/2027	**	950
	MORGAN STANLEY CAPITAL I TRUST	3.809%	12/15/2048	**	493
	NATWEST GROUP PLC	1.642%	6/14/2027	**	716
	NEW YORK LIFE GLOBAL FDG	1.200%	8/7/2030	**	822
	NSTAR ELECTRIC CO	1.950%	8/15/2031	**	415
	NVIDIA CORP	1.550%	6/15/2028	**	681
	PENSKE TRUCK LEASING/PTL	4.200%	4/1/2027	**	246
	PNC FINANCIAL SERVICES	2.550%	1/22/2030	**	444
	QUALCOMM INC	1.650%	5/20/2032	**	869
	RTX CORP	4.125%	11/16/2028	**	1,363
	SANTANDER HOLDINGS USA	4.400%	7/13/2027	**	494
	SMALL BUSINESS ADMINISTRATION	2.720%	3/1/2035	**	89
	SMALL BUSINESS ADMINISTRATION	2.880%	8/1/2034	**	102
	SMALL BUSINESS ADMINISTRATION	2.210%	2/1/2033	**	113
	SMALL BUSINESS ADMINISTRATION	2.870%	7/1/2034	**	118
	SMALL BUSINESS ADMINISTRATION	2.770%	5/1/2035	**	124
	SMALL BUSINESS ADMINISTRATION	3.110%	4/1/2034	**	160

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	SMALL BUSINESS ADMINISTRATION	2.820%	8/1/2035	**	160
	SMALL BUSINESS ADMINISTRATION	2.820%	9/1/2035	**	160
	SMALL BUSINESS ADMINISTRATION	2.700%	11/1/2035	**	266
	SMALL BUSINESS ADMINISTRATION	2.310%	8/1/2044	**	254
	SMALL BUSINESS ADMINISTRATION	2.880%	7/1/2035	**	281
	SMALL BUSINESS ADMINISTRATION	2.270%	2/1/2036	**	276
	SMALL BUSINESS ADMINISTRATION	2.220%	10/1/2044	**	297
	SMALL BUSINESS ADMINISTRATION	2.380%	12/1/2044	**	401
	SMALL BUSINESS ADMINISTRATION	3.770%	10/1/2038	**	457
	SMALL BUSINESS ADMINISTRATION	2.480%	11/1/2044	**	436
	SMALL BUSINESS ADMINISTRATION	2.140%	9/1/2044	**	455
	SMALL BUSINESS ADMINISTRATION	1.280%	1/1/2046	**	457
	SMALL BUSINESS ADMINISTRATION	4.010%	6/1/2047	**	582
	SMALL BUSINESS ADMINISTRATION	3.200%	3/1/2039	**	575
	SOUTHERN POWER CO	0.900%	1/15/2026	**	792
	STATE STREET CORP	2.400%	1/24/2030	**	448
	SUMITOMO MITSUI FINL GRP	1.902%	9/17/2028	**	986
	TAKEDA PHARMACEUTICAL	2.050%	3/31/2030	**	681
	TOLEDO EDISON COMPANY	2.650%	5/1/2028	**	766
	TORONTO DOMINION BANK	3.200%	3/10/2032	**	1,048
	TRANE TECH GLOB HOLD	3.750%	8/21/2028	**	724
	TRUIST FINANCIAL CORP	1.267%	3/2/2027	**	719
	UBS GROUP AG	2.095%	2/11/2032	**	825
	UBS GROUP AG	4.282%	1/9/2028	**	1,002
	UNION PACIFIC CORP	2.375%	5/20/2031	**	345
	UNITEDHEALTH GROUP INC	2.300%	5/15/2031	**	193
	UNIV OF CALIFORNIA REVENUES	3.063%	7/1/2025	**	497
	US BANCORP	3.150%	4/27/2027	**	968
	US DOLLAR	—%	(blank)	**	401
	US TREASURY N/B	4.125%	10/31/2025	**	985
	US TREASURY N/B	4.000%	12/31/2025	**	1,233
	US TREASURY N/B	4.250%	2/15/2026	**	1,461
	US TREASURY N/B	4.000%	10/15/2026	**	1,675
	US TREASURY N/B	2.750%	4/15/2027	**	2,018
	US TREASURY N/B	3.500%	10/15/2027	**	2,931
	US TREASURY N/B	3.625%	1/31/2028	**	2,934
	US TREASURY N/B	3.875%	5/31/2028	**	3,859
	US TREASURY N/B	0.250%	1/31/2029	**	4,839
	US TREASURY N/B	4.625%	8/31/2030	**	5,031
	US TREASURY N/B	4.500%	8/15/2032	**	5,025
	US TREASURY N/B	1.625%	2/15/2034	**	7,843

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	US TREASURY N/B	0.375%	11/15/2034	**	12,687
	VERIZON COMMUNICATIONS	4.329%	3/22/2028	**	706
	VERIZON COMMUNICATIONS	2.100%	9/21/2028	**	690
	VIRGINIA ELEC + POWER CO	3.500%	3/15/2027	**	487
	WELLS FARGO + COMPANY	3.350%	3/2/2033	**	701
	WESTLAKE CORP	3.375%	6/15/2030	**	596
	WESTPAC BANKING CORP	2.150%	6/3/2031	**	678
	WORLD OMNI AUTO RECEIVABLES TR	4.860%	3/15/2029	**	565
	WRKCO INC	3.900%	6/1/2028	**	964
	Shared Holdings (aa) - HIMCO Bond Fund Total				$160,675
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (bb) - Insight North America LLC
	BLACKROCK	BlackRock 1-3 Year Government Bond Index Fund		**	$27,288
	BLACKROCK	BlackRock 1-3 Year Credit Bond Index Fund		**	26,604
	BLACKROCK	BlackRock Commercial Mortgage-Backed Securities Index		**	9,147
	BLACKROCK	BlackRock Long term Govt Bond Index Fund		**	29
	BLACKROCK	BlackRock Mortgage-Backed Securities Index Fund		**	29,018
	BLACKROCK	BlackRock Intermediate Term Credit Bond Index Fund		**	21,796
	BLACKROCK	BlackRock Asset-Backed Securities Index Fund		**	23,429
	PRUDENTIAL			**	127,469
	US DOLLAR			**	29
	AEP TEXAS CENTRAL TRANSITION F	2.056%	2/1/2027	**	107
	AMERICAN EXPRESS CREDIT ACCOUN	3.390%	5/15/2027	**	1,145
	AMERICAN EXPRESS CREDIT ACCOUN	2.210%	3/15/2027	**	2,737
	APPALACHIAN CONSUMER RATE RELI	3.772%	8/1/2031	**	1,508
	BANK	5.658%	2/15/2056	**	678
	BANK5	5.769%	6/15/2057	**	1,892
	BARCLAYS COMMERCIAL MORTGAGE S	5.495%	12/15/2055	**	1,437
	BENCHMARK MORTGAGE TRUST	5.602%	8/15/2057	**	1,709
	BMO MORTGAGE TRUST	5.326%	9/15/2054	**	920
	BMO MORTGAGE TRUST	6.045%	5/15/2057	**	1,922
	BMW VEHICLE LEASE TRUST	5.990%	9/25/2026	**	299
	BMW VEHICLE LEASE TRUST	4.180%	10/25/2027	**	517
	CD COMMERCIAL MORTGAGE TRUST	3.248%	11/10/2049	**	1,201
	CNH EQUIPMENT TRUST	4.770%	6/15/2029	**	338
	CNH EQUIPMENT TRUST	5.190%	9/17/2029	**	576
	CNH EQUIPMENT TRUST	4.810%	8/15/2028	**	993
	DAIMLER TRUCKS RETAIL TRUST	5.490%	12/15/2027	**	392
	DEUTSCHE BANK COMMERCIAL MORTG	3.071%	6/10/2050	**	1,480
	DISCOVER CARD EXECUTION NOTE T	3.560%	7/15/2027	**	1,278
	FANNIE MAE	2.250%	1/25/2043	**	232
	FANNIE MAE	2.000%	5/25/2030	**	430
	FANNIE MAE	3.000%	5/25/2044	**	917
	FANNIE MAE	2.500%	4/25/2042	**	1,005
	FANNIE MAE	2.500%	7/25/2037	**	1,169

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (bb) - Insight North America LLC
	FANNIE MAE	4.000%	5/25/2031	**	1,260
	FANNIE MAE	2.500%	12/25/2037	**	1,502
	FANNIE MAE	3.000%	6/25/2039	**	3,245
	FORD CREDIT AUTO OWNER TRUST	4.650%	2/15/2028	**	295
	FREDDIE MAC	4.000%	8/15/2025	**	24
	FREDDIE MAC	3.000%	2/15/2044	**	664
	FREDDIE MAC	2.500%	2/25/2038	**	730
	FREDDIE MAC	2.500%	2/25/2040	**	1,057
	FREDDIE MAC	3.000%	2/15/2034	**	1,145
	FREDDIE MAC	5.000%	5/25/2035	**	1,235
	FREDDIE MAC	2.500%	4/15/2037	**	1,222
	FREDDIE MAC	2.000%	4/25/2041	**	1,217
	FREDDIE MAC	2.500%	12/25/2037	**	1,649
	GM FINANCIAL AUTOMOBILE LEASIN	5.380%	11/20/2026	**	123
	GM FINANCIAL AUTOMOBILE LEASIN	5.390%	7/20/2027	**	630
	GOVERNMENT NATIONAL MORTGAGE A	2.000%	3/20/2042	**	22
	GOVERNMENT NATIONAL MORTGAGE A	3.000%	9/20/2043	**	262
	GOVERNMENT NATIONAL MORTGAGE A	3.500%	8/16/2039	**	266
	GOVERNMENT NATIONAL MORTGAGE A	3.500%	3/20/2049	**	346
	GOVERNMENT NATIONAL MORTGAGE A	4.000%	6/20/2040	**	935
	GOVERNMENT NATIONAL MORTGAGE A	4.500%	1/20/2051	**	969
	GOVERNMENT NATIONAL MORTGAGE A	2.500%	11/20/2048	**	909
	GOVERNMENT NATIONAL MORTGAGE A	2.500%	10/20/2035	**	998
	GOVERNMENT NATIONAL MORTGAGE A	5.500%	7/20/2034	**	1,234
	GOVERNMENT NATIONAL MORTGAGE A	2.500%	6/20/2036	**	1,467
	GOVERNMENT NATIONAL MORTGAGE A	3.000%	8/20/2042	**	1,535
	GOVERNMENT STIF 12	4.424%	12/31/2030	**	2,818
	HYUNDAI AUTO RECEIVABLES TRUST	2.220%	10/15/2026	**	401
	HYUNDAI AUTO RECEIVABLES TRUST	4.840%	3/15/2029	**	499
	JOHN DEERE OWNER TRUST	0.520%	3/16/2026	**	271
	JOHN DEERE OWNER TRUST	2.320%	9/15/2026	**	370
	JOHN DEERE OWNER TRUST	5.010%	11/15/2027	**	932
	PG+E RECOVERY FND LLC	4.838%	6/1/2035	**	657
	TOYOTA AUTO RECEIVABLES OWNER	4.710%	2/15/2028	**	494
	US TREASURY N/B	1.500%	2/15/2025	**	1,798
	US TREASURY N/B	3.875%	10/15/2027	**	4,393
	WORLD OMNI AUTO RECEIVABLES TR	5.790%	2/15/2029	**	288
	WORLD OMNI AUTO RECEIVABLES TR	0.810%	10/15/2026	**	372

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (bb) - Insight North America LLC
	WORLD OMNI AUTO RECEIVABLES TR	4.860%	3/15/2029	**	668
	Shared Holdings (bb) - Insight North America LLC Total				$328,593
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	State Street Government Short Term Investment Fund- Common Collective Trust
	GOVERNMENT STIF 12		**	$13,638
*	State Street Government Short Term Investment Fund- Common Collective Trust Total			$13,638
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	The Hartford Stock Fund
	GOVERNMENT STIF 12		**	$656
*	The Hartford Stock Fund, Common stock		**	290,355
	The Hartford Stock Fund Total			$291,011
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
Wrapper Contracts
	Transamerica Premier Life		**	$—
	American General Life Ins Co		**	—
	American General Life Ins Co		**	—
	RGA		**	—
	Prudential		**	—
	Wrapper Contracts Total			$—
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2024
($ In Thousands)

Subtotal All Funds	Total Current Value
Chartwell Equity Securities	$86,956
Clearing Account	92
Collective Investment Trusts	4,383,081
Loomis Sayles Growth Fund	452,670
Lee Munder Equity Securities	128,342
T. Rowe Price	84,658
Loan Fund	78,776
Master Expense Account	4
Mutual Funds	961,793
JP Morgan International Fiance Limited	128,014
Separate Account GIC	73,805
Shared Holdings (aa) - HIMCO Bond Fund	160,675
Shared Holdings (bb) - Insight North America LLC	328,593
State Street Government Short Term Investment Fund- Common Collective Trust	13,638
The Hartford Stock Fund	291,011
Wrapper Contracts	—
Total Schedule of Assets	$7,172,108

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.
The Hartford Investment and Savings Plan
By: /s/ Joseph Mead
Joseph Mead
Plan Administrator
June 23, 2025